



INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES
A Professional Service Corporation
Since 1938

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
Irrigreen, Inc.
Edina, Minnesota

Opinion

We have audited the accompanying financial statements of Irrigreen, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Irrigreen, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Irrigreen, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of a Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming Irrigreen, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, Irrigreen, Inc. has relied on third party financing, has a history of net losses, and expects to incur losses prior to generating positive results from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Irrigreen, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Irrigreen, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci and Associates

Spokane, Washington
January 10, 2022

IRRIGREEN, INC.

Financial Statements for the

Years Ending December 31, 2020 and 2019

IRRIGREEN, INC.
BALANCE SHEET
As of December 31, 2020 and 2019

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$419,927	$403,295
Accounts receivable	112,795	8,323
Prepaid expenses	14,467	1,000
Inventory	199,454	99,814
Prepaid inventory	71,568	0
Total Current Assets	818,212	512,432
Fixed Assets		
Equipment	178,780	133,990
Software	20,000	0
Accumulated depreciation	(137,203)	(123,001)
Fixed assets, net	61,578	10,989
Intangible Assets		
Patents	115,802	105,882
Accumulated amortization	(35,276)	(25,275)
Intangible assets, net	80,526	80,607
Total Assets	$960,316	$604,028

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$49,472	$16,425
Accrued expenses	16,092	16,794
Accrued interest	6,092	0
Advances from related parties	0	6,000
Warranty liability	49,885	29,434
Deferred revenue	74,973	36,290
Total Current Liabilities	196,514	104,943
Long Term Liabilities		
Loans	51,500	38,500
Convertible notes	687,000	0
Total Liabilities	935,014	143,443
STOCKHOLDERS' EQUITY		
Common stock, $0.00001 par value, 7,000,000 shares authorized	34	34
3,371,419 shares issued and outstanding		
as of December 31, 2020 and 2019		
Preferred stock, $0.00001 par value, 3,000,000 shares authorized	12	9
1,202,500 and 900,625 shares issued and outstanding		
as of December 31, 2020 and 2019, respectively		
Additional paid-in capital	3,461,807	2,968,809
Additional paid-in capital - warrants	42,018	22,818
Accumulated deficit	(3,478,569)	(2,531,085)
Total Stockholders' Equity	25,302	460,585
Total Liabilities and Stockholders' Equity	$960,316	$604,028

IRRIGREEN, INC.

STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019

	2020	2019
Revenues	$ 162,377	$ 75,063
Cost of goods sold	118,379	56,565
Gross profit (loss)	43,998	18,499
Operating expenses		
General and administrative	582,543	366,343
Sales and marketing	379,242	160,959
Research and development	52,449	49,327
Depreciation and amortization	24,202	25,683
Total operating expenses	1,038,435	602,311
Net Operating Loss	(994,437)	(583,813)
Interest expense	6,092	0
PPP loan forgiveness	(53,045)	0
Net Income	$ (947,484)	$ (583,813)

IRRIGREEN, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019

	Common Stock		Preferred Stock		Additional Paid-In Capital	Additional Paid-In Capital - Warrants	Retained Earnings	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value				
Balance as of January 1, 2019	3,385,169	$34	290,625	$3	$2,032,815	$0	($1,947,272)	$85,580
Issuance of common stock	5,000	-	-	-	-	-	-	-
Conversion of common stock to preferred stock	(18,750)	0	18,750	0	0	0	0	0
Issuance of preferred stock	0	0	591,250	6	935,994	0	0	936,000
Issuance of warrants	0	0	0	0	0	22,818	0	22,818
Net loss	0	0	0	0	0		(583,813)	(583,813)
Balance as of December 31, 2019	3,371,419	34	900,625	9	2,968,809	22,818	(2,531,085)	460,585
Issuance of preferred stock	0	0	301,875	3	492,998		0	493,001
Issuance of warrants	0	0	0	0	0	19,200		19,200
Net loss	0	0	0	0	0		(947,484)	(947,484)
Balance as of December 31, 2020	3,371,419	$34	1,202,500	$12	$3,461,807	$42,018	($3,478,569)	$25,302

IRRIGREEN, INC.

STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities		
Net Loss	(947,484.42)	(583,812.63)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	24,202.02	25,682.60
Bad debt expense	2,574.00	40,790.00
Gain from forgiveness of PPP loan	(53,045.00)	-
Interest accrued on convertible notes	6,092.00	-
Warrants issued	19,200.00	22,818.00
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(107,046.00)	(83,953.00)
(Increase) Decrease in prepaid expenses	(13,467.00)	(1,000.00)
(Increase) Decrease in inventory	(99,640.07)	10,190.81
(Increase) Decrease in prepaid inventory	(71,568.00)	-
Increase (Decrease) in accounts payable	33,047.09	(26,626.50)
Increase (Decrease) in accrued expenses	(702.00)	15,447.43
Increase (Decrease) in warranty liability	20,451.00	29,434.00
Increase (Decrease) in deferred revenue	38,683.00	21,000.00
Net cash used in operating activities	(1,148,703)	(530,029)
Cash Flows from Investing Activities		
Purchase of equipment	(44,790)	0
Purchase of software	(20,000)	0
Payments for patents	(9,920)	(8,246)
Net cash used in investing activities	(74,710)	(8,246)

Cash Flows from Financing Activities

Payments to related parties	(6,000)	0
Issuance of EIDL loan	13,000	0
Issuance of PPP loan	53,045	0
Issuance of convertible notes	687,000	0
Issuance of preferred stock	493,001	936,000
Net cash provided by financing activities	1,240,046	936,000
Net change in cash and cash equivalents	16,632	397,725
Cash and cash equivalents at beginning of period	403,295	5,570
Cash and cash equivalents at end of period	$419,927	$403,295

IRRIGREEN, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

IrriGreen, Inc. (which may be referred to as the "Company", "we," "us," or "our") manufactures and sells all-digital sprinkler systems that are more efficient than conventional systems. The Company was incorporated in Delaware on February 17, 2011. The Company's headquarters are in Edina, Minnesota. The company began operations in 2011.

Since Inception, the Company has relied on the issuance of loans (see Note 7), the issuance of convertible notes (see Note 8), and the issuance of preferred stock (see Note 10) to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 14). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 15) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

These financial statements are prepared on a going concern basis. The Company began operation in 2011 and has an accumulated deficit. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include warranty liability, allowance for uncollectible accounts, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $419,927 and 407,862 in cash and cash equivalents, respectively.

Inventory

Inventory is stated at the lower of cost or market. Cost is determined on an average cost basis. The Company considers the need for valuation allowance for obsolete or scrap material and determined none was necessary at December 31, 2020 and 2019.

Intangible Assets

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

Intangible assets with a finite life consist of patents and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is 15 years for patents.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 7 years for equipment, and 3 years for software.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020 and 2019.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is an income tax provision including net operating loss carryforwards for year ending December 31, 2020 (see Note 9). The Company incurred a taxable loss for the year ending December 31, 2020. There is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Product Warranty

Certain of the Company's products are sold with a warranty that provides for repairs or replacement of any defective parts for a period of generally 3 years after the sale. At the time of the sale, we accrue an estimate of the cost of providing the warranty based on prior experience with such factors as return rates and repair costs. The warranty accrual is based on expected future identifiable warranty expenses and is included in warranty liability in the accompanying balance sheets. Warranty expenses are included in general and administrative costs in the accompanying consolidated statements of operations. Changes in estimates to previously established warranty accruals result from current period updates to assumptions regarding repair costs and warranty return rates and are included in the current period warranty expense. The warranty costs for years ending December 31, 2020 and 2019 were $95,664and $47,018, respectively.

Revenue Recognition

Revenue	2020	2019
Product Sales	176,790	80,565
Subscription Revenue	11,176	-
Other	12,062	6,468
Sales Discounts	(37,587)	(11,971)
Total Income	162,441	75,063

Effective January 1, 2020, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company recognizes revenue from sales of its irrigation system, sales of individual components of its irrigation systems, and subscriptions to online monitoring services. Revenues for installation of purchased irrigation systems are recognized upon the Company completing the installation of the system, which is the sole performance obligation. The Company recognizes revenue on sales of component parts upon delivery to the customer, which is the sole performance obligation. The Company recognizes revenue from online monitoring services on a monthly basis over the subscription period, which is generally 12 months. Payments received for subscription periods subsequent to year end are recorded as deferred revenue at December 31, 2020 and 2019, and will be recognized over the remaining subscription period. The Company's payments are generally collected upfront or on a net 30 term.

The following summarizes the deferred revenue as of December 31:

	2020	2019
Beginning deferred revenue	$36,290	$15,290
Revenue recognized	(11,176)	0
Deferred revenue added	49,859	21,000
Ending deferred revenue	$74,973	$36,290

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the Company had $155,409 and $49,664 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. The allowance for doubtful accounts was $54,175 and $40,790 as of December 31, 2020 and 2019, respectively.

Advertising

The Company expenses advertising costs as they are incurred. The advertising expense was $379,242 and $160,959 for years ending December 31, 2020 and 2019, respectively.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which generally represents the vesting period. Forfeitures are recognized as the occur. Stock-based compensation is recognized in general and administrative expense. The Company recognized $19,200 and $22,818 in stock-based compensation for years ending December 31, 2020 and 2019, respectively.

Commented [MOU1]: See Note 11 - it indicates no stock based compensation.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31:

	2020	2019
Inventory, net	$ 199,454	$ 99,814

The Company had prepaid inventory of $71,568 as of December 31, 2020.

The following summarizes the inventory activity as of December 31:

	2020	2019
Beginning inventory balance, net	$ 99,814	$ 110,005
Cost of inventory sold	(115,266)	(56,564)
Production costs	214,906	46,373
Ending inventory balance, net	$ 199,454	$ 99,814

NOTE 4 – FIXED ASSETS

Fixed assets consist of equipment and software. As of December 31, 2020 and 2019 the Company had $61,578 and $11,118 in net fixed assets, respectively. The following table shows the detail of the fixed assets. The depreciation expense for years ending December 31, 2020 and 2019 was $14,330 and $19,141, respectively.

Fixed Assets	2020	2019
Equipment	$ 178,780	$ 133,990
Software	20,000	0
	198,780	133,990
Less accumulated depreciation	(137,202)	(122,872)
Fixed Assets, net	$ 61,578	$ 11,118

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of patents. As of December 31, 2020 and 2019 the Company had $80,526 and $80,329 in net intangible assets, respectively. The following table shows the detail of the intangible assets. The amortization expense for years ending December 31, 2020 and 2019 was $9,723 and $6,850, respectively.

Intangible Assets	2020	2019
Patents	$ 115,802	$ 105,882
Less accumulated amortization	(35,276)	(25,553)
Intangible Assets, net	$ 80,526	$ 80,329

NOTE 6 – RELATED PARTY

From time to time the Company takes advances from shareholders. As of December 31, 2020 and 2019, the balance of the advances from related parties was $0 and $6,000, respectively. These advances have no interest rate or specified maturity date.

NOTE 7 – LOANS

In February 2016, the Company entered into a promissory note for $38,500 with an interest rate of 0% and a maturity date of February 18, 2023. The principal is due in a lump sum on the maturity date.

In 2020, the Company received loan proceeds in the amount of $53,045 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. As of December 31, 2020, the PPP loan was forgiven.

In July 2020, the Company entered into a loan with the Small Business Administration ("SBA") for a total of $13,000 with an interest rate of 3.75% and a maturity date of July 7, 2050. Payments are deferred for 12 months.

The following table shows the future principal repayments of the loans:

Year Ended December 31,		
2021	$	0
2022		0
2023		38,743
2024		293
2025		306
Thereafter		12,158
Total	$	51,500

NOTE 8 – CONVERTIBLE NOTES

In 2020, the Company issued $687,000 of 4% unsecured convertible notes (the "Notes") due between October and November 2022. The Notes are unsecured.

The Notes are automatically convertible into common or preferred stock on the completion of an equity financing of $1,000,000 or more ("Qualified Financing"). The Notes convert depending on the equity securities offered in the Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $15,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of convertible and exercisable securities excluding the Notes, and any shares reserved for issuance under a share-based compensation plan.

The Notes are automatically convertible into preferred stock in the event that the Company enters into a corporate transaction agreement or there is no Qualified Financing at the maturity date. The conversion price is $15,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the conversion assuming full conversion or exercise of convertible and exercisable securities excluding the Notes, and any shares reserved for issuance under a share-based compensation plan

NOTE 9 – INCOME TAX PROVISION

The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 and 2019 totaled $3,244,135 and $2,443,311, respectively. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 10 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock

As of December 31, 2020, the Company had authorized 7,000,000 shares of common stock, par value $0.00001. As of December 31, 2020 and 2019, the Company had 3,371,419 shares of common stock issued and outstanding. The shares of common stock have a redemption right, where the holder in the six month period subsequent to the five year anniversary of the issuance can redeem all of the shares for cash. In the event the shareholder redeems their shares for cash the Company will cancel the shares and issue an unsecured promissory note for the greater of the purchase price or the appraised fair market value of the shares with a 6% interest rate that is payable in 24 monthly amortized installments.

Shares totaling 500,000 that were issued remain unvested. The shares vest only in the event of a change of control. At the time those shares are vested, the Company will recognize an expense of $400,000 for the vested shares.

Preferred Stock

As of December 31, 2020, the Company had authorized 3,000,000 shares of preferred stock, par value $0.00001. Payments in the events of liquidation, winding up, or dissolution will go first to preferred shareholders, then to common stockholders. Dividends will be declared pro rata on a pari passu basis according to the shares of common stock that the preferred stock may convert into, which is currently a 1:1 conversion, and is subject to adjustments. Holders of preferred stock are entitled to one vote per share of common stock that their preferred stock may convert into. As of December 31, 2020 and 2019, the Company had 1,202,500 and 900,625 shares of preferred stock issued and outstanding. For years ending December 31, 2020 and 2019, the Company received $493,001 and $936,000 for preferred stock, respectively.

Commented [MOU2]: See comment on page 2 - those numbers appear to be missing from that page.

Warrants

As of December 31, 2020 and 2019, the Company had issued warrants to purchase 163,210 shares of common stock for a purchase price of $1.60 per share. As of December 31, 2020 and 2019, the Company had issued warrants to purchase 35,625 and 23,625 shares of preferred stock for a purchase price of $1.60 per share. For years ended December 31, 2020 and 2019, the fair value of the warrants that had vested that was expensed was $19,200 and $22,818, respectively. Warrants issued during 2020 and 2019 were valued using black scholes model and level three inputs including: stock price ($.8 - $1.60); exercise price ($.8 - $1.60); volatility (150% - 300%); term (10 years); and risk free rate (.62% - 2.54%).

	Warrants for Common Stock			Warrants for Preferred Stock		
		Weighted Average			Weighted Average	
	Shares	Exercise Price	Remaining Life (years)	Shares	Exercise Price	Remaining Life (years)
Outstanding January 1, 2019	134,688	0.8	7.7	23,625	1.6	9.5
Granted	28,522	0.8	9.5	0	0	0
Expired	0	0	0	0	0	0
Exercised	0	0	0	0	0	0
Outstanding December 31, 2019	163,210	0.8	7.1	23,625	1.6	8.5
Granted	0	0	0	12,000	1.6	9.3
Expired	0	0	0	0	0	0
Exercised	0	0	0	0	0	0
Outstanding December 31, 2020	163,210	0.8	6.1	35,625	1.6	8.1

NOTE 11 – SHARE-BASED COMPENSATION

The Company does not have a share-based compensation plan as of December 31, 2020.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 13 – LEASES

The Company entered into a lease in February 2018 for office and manufacturing space. The lease was amended in December 2020 to extend the lease term through January 31, 2024. The following table shows future minimum payments of the lease.

Year Ended December 31,		
2021	$	20,586
2022		21,101
2023		21,628
2024		1,806
Total	$	65,121

NOTE 14 – SUBSEQUENT EVENTS

The following transactions have occurred in the period subsequent to December 31, 2020:

Republic Crowd Fund = $614,727 gross receipts
Convertible Note SAFE $16M Cap = $665,000
Convertible Note Draper 100 $3.3M Cap = $100,000
Convertible Note Draper 150 $10M Cap = $150,000
Convertible Note Other $10M Cap = $445,000
Convertible Notes Total = $1,974,727

SAFE

The Company is offering up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Crowdfund Offering

A Crowdfund Offering was made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary received a 6% commission fee and 2% of the securities issued in this offering. Amount of funds received pursuant to this raise was $614,727.

Management's Evaluation

Management has evaluated subsequent events through January 10, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.